Exhibit 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2002
(In thousands)

Earnings
Income before interest expense, net of ATC equity earnings	$38,422
Add:
Income tax items	17,573
Income tax on other income	1,154
Income distribution from equity investee	2,714
AFUDC - borrowed funds	213
Interest on rentals*	934
Amortization of debt discount	432
Total earnings before interest and taxes	$61,442
Fixed Charges
Interest on long-term debt	$12,032
Amortization of debt discount	432
Other interest	513
Interest on rentals*	934
Total fixed charges	$13,911
Ratio of Earnings to Fixed Charges	4.42x

*Represents one-third of the total rental expense.